

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

May 26, 2009

Charles W. Moorman
Chairman, President and Chief Executive Officer
Norfolk Southern Corporation
Three Commercial Place
Norfolk, Virginia 23510

> **Re:** **Norfolk Southern Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed: May 11, 2009**
> **File No. 333-158238**

Dear Mr. Moorman:

We have reviewed your responses to the comments in our letter dated April 23, 2009 and have the following additional comments.

Form S-4

Cover

Summary of the Exchange Offer -- Expiration Date; Tenders, page 2

1. Your revisions in response to prior comment 6 appear to suggest that the exchange offer will expire at 11:59 p.m. on the twentieth business day. Rule 14d-1(g)(3), however, defines a business day as running from 12:01 AM to 12:00 midnight Eastern Time. Please update the filing to disclose that the exchange offer will run through 12:00 midnight Eastern time on the twentieth business day of the offering period. Make corresponding revisions to the Letter of Transmittal, as appropriate.

Summary of the Exchange Offer -- Conditions to the Exchange Offer, page 3

2. In your response to prior comment 8, you state that you have revised the Form S-4 to "eliminate the discretionary conditions." This statement appears inconsistent with your disclosure in the filing. For example, refer to the second sentence under

this subsection, the second sentence of the first full paragraph on page 12 and the first full paragraph on page 13. Please reconcile this disclosure with your supplemental response to prior comment 8. If there are no conditions subject to waiver, please delete all statements reserving such right.

3. In addition, please note that prior comment 8 addresses any material change in the offer, including, but not limited to, waiver of a material condition. Therefore, your response, which focuses on the elimination of discretionary conditions, is not fully responsive to our prior comment. Please revise to disclose that in the event of a material change, including a waiver of a material condition (if any such conditions are in fact waivable), you will extend the offering period if necessary so that at least five business days remain in the offer following notice of the material change.

Summary of the Exchange Offer -- Consequences of not exchanging original notes, page 5

4. We note your response to prior comment 2 and reissue. Please revise the registration statement to provide the requested disclosure.

The Exchange Offer -- Terms of the Exchange Offer, page 10

5. We note your response to prior comment 11. Please include a brief discussion of your response in the above-captioned section of the prospectus. In addition, please disclose other circumstances, if any, for which you would contemplate extending the offer.

6. Similarly, we note your supplemental response to prior comment 12. Please revise to disclose that the right to delay acceptance will only apply if there has been an extension of the exchange offer.

7. We note your response to prior comment 14 and reissue. Please include a statement that there are no dissenters' rights. Refer to Item 3(j) of Form S-4.

The Exchange Offer -- Procedures for Tendering, page 11

8. Refer to the second paragraph on page 12 regarding waiver of conditions. You appear to contemplate two categories of conditions related to this transaction. Those categories are (i) conditions to the exchange offer and (ii) conditions or procedures related to the valid tender of notes by holders (i.e., terms of the offer). Please clarify whether the second and third sentences in the paragraph refer to waiver of conditions to the exchange offer or conditions to the tender of individual notes by holders. We note that if you are indeed describing your right to waive conditions to the exchange offer in your discretion such disclosure is inconsistent with your responses to prior comments 8, 15 and 16 and should be removed from the registration statement. Revise throughout the filing to clarify the distinctions between conditions to the exchange offer and conditions to the

tender of notes as well as your ability to waive either type of condition and under what circumstances you would treat holders differently. In addition, please note that all conditions to the exchange offer should be disclosed in the "The Exchange Offer -- Conditions to the Exchange Offer" section to avoid ambiguity.

Description of Notes -- Optional Redemption, page 22

9. We note your response to prior comment 21. Please amend this Form S-4 or your Form 8-K dated January 20, 2009 to file the correct form of exchange security as an exhibit.

Description of Notes -- Covenants, page 24

10. In the first full paragraph on page 25 you note that neither the company nor its principal subsidiaries will leverage any stock or indebtedness to secure any obligation of the company, except for the exchange notes. This disclosure differs from the description in the indenture in which you provide the same covenant allowing leverage to secure both the original and exchange notes. Please reconcile your disclosure in the prospectus with the indenture.

Description of Notes -- Concerning the Trustee, page 32

11. We note your response to prior comment 25. Please identify the title and amount of the securities outstanding under the other indenture for which U.S Bank Trust National Association acts as trustee. In addition, please disclose the rank of the notes as compared with the securities issued under the other indenture. Please also make appropriate revisions to the Form T-1 as required by Item 4, to the extent applicable.

12. Please add a brief discussion of section 4.10 of the indenture regarding your annual certification of compliance to the trustee.

Letter of Transmittal

13. We note your response to comment 27. The transmittal letter, however, does not appear to have been filed with this amended Form S-4. Please file the updated transmittal letter with your next amendment.

14. In conjunction with comments 2 and 8 above, please revise instruction 6 to the letter of transmittal to specify which conditions are subject to waiver by the company.

Exhibit 5.1

15. Please revise the second-to-last sentence of the fifth paragraph to clarify that reference to "such parties" excludes the Company.

16. We note your definition of "Opined Law." Please revise to clarify that you are opining as to the laws of the Commonwealth of Virginia, including applicable provisions of the Virginia constitution and reported judicial interpretations interpreting these laws.

17. Refer to subsection (b) of paragraphs #1 and #2. Please tell us why you are unable to express an opinion as to Section 6.12 of the Indenture and describe the impact, if any, of subsection (b) on the opinions expressed in those paragraphs. Alternatively, please delete subsection (b).

Exhibit 5.2

18. We note your definition of "Opined Law". Please revise to clarify that you are opining as to the laws of the State of New York, including applicable provisions of the New York constitution and reported judicial interpretations interpreting these laws.

19. Refer to the seventh paragraph of the opinion. We note the first parenthetical which refers to "all necessary post-effective amendments" to the registration statement. Please revise to clarify that your opinion will be valid as of the date of effectiveness.

20. Refer to the seventh paragraph of the opinion. Please revise the second parenthetical to clarify that the exchange notes will be in the form provided as an exhibit to this registration statement or your amended 8-K. Refer to comment 9 above.

Schedule 14A

21. We note your responses to prior comments 28, 29, 30 and 31. We re-issue these comments. In each case, you have stated that you will "appropriately address the Staff's comment[s] in future filings." Please specifically confirm that you will comply with each prior comment's individual requirements in future filings.

Supplemental Letter

22. We note that your supplemental letter appears to be missing the following representation:

> "The issuer represents that, with respect to any broker dealer that participates in the Exchange Offer with respect to Outstanding Securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the issuer or an affiliate of the issuer to distribute the Exchange Securities."

Please revise accordingly. SEC No-Action, <u>Shearman & Sterling</u> (available July 2, 1993.)

23. We note item (e) contained in your supplemental letter. In the introductory clause, you state that you will include in the prospectus provisions (i) and (ii) as set forth under item (e). Please revise the introductory clause to state that you "will include in the transmittal letter (or similar documentation) to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:." SEC No-Action, <u>Shearman & Sterling</u> (available July 2, 1993.)

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor

cc: David J. Goldschmidt, Esq.
         (*via facsimile*) *(212) 777-3574*